UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-9699

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699, as modified by an order issued on December 6, 2002, Release No. 35-27612 in File No. 70-10063 (collectively, the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The SEC issued an additional order, Release No. 35-27638 in File Nos. 70-10097 and 70-9699 on January 14, 2003, as
modified by an order issued on April 16, 2003, Release No. 35- 27667 in File No. 70-10097, that required KeySpan to include in such Rule 24 Certificates certain disclosures concerning transactions involving KeySpan's subsidiary, Northeast Gas Markets LLC ("NEGM"), as authorized by that order. The required certificate is set forth below (as an attachment) for the period April 1, 2003 through June 30, 2003.


                                         Respectfully submitted,



                                         By: /s/Alfred C. Bereche
                                             -------------------------
                                             Alfred C. Bereche
                                             Assistant General Counsel

Dated: August 27, 2003

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                           QUARTER ENDED JUNE 30, 2003


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

     The following table sets forth additional sales made during the quarter pursuant to KeySpan's stock plans:


                                                Shares Issued           Average Market            Average Issuance
                                                  During the           Price at Issuance                Price
                                                   Quarter
------------------------------------------------------------------ ------------------------------------------------------
EDSPP                                                 50,896                  $32.2150                  $28.9940
EDSPP Reinvested                                      11,523                  $33.6400                  $30.2760
                                            ----------------
Total EDSPP Shares Issued                             62,419                   --                         --

DRIP                                                  73,979                  $34.4940                  $34.4940
DRIP Reinvested                                      175,171                  $33.6400                  $33.6400
                                            ----------------
Total DRIP Shares Issued                             249,150                   --                         --

401k*                                                303,869                  $34.3813                  $34.3813

Stock Options (Exercised)                            470,927                  $35.4600                  $24.9800

TOTAL                                              1,086,365                   --                         --
------------------------------------------------------------ ----------------------------------------------------

Average Daily Closing KSE Stock Price for the Quarter:                                              $    34.4990
                                                                                            ---------------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.


     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer:

          Total Stock Options granted during quarter: None.

          Total exercisable  (vested) Stock Options  outstanding at quarter end:
          5,565,151

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

          Answer:


       Letter Of Credit                                         Incremental           Total              Terms
       ----------------                                           Amount              Amount
         Beneficiary                    Purpose                   ($000)              ($000)             (Date)
                                                                  ------              ------

          BP Energy           Supports purchases of                5,000              5,000            5/28/03 -
                              natural gas and other                                                     12/31/03
                              petroleum products

---------------------------------------------------------- -----------------------------------------------------------
          Cook Inlet          Supports purchases of                5,000              5,000            5/28/03 -
                              natural gas and other                                                     12/31/03
                              petroleum products

---------------------------------------------------------- -----------------------------------------------------------
            NYISO             Supports purchases of               40,000              40,000           5/28/03 -
                              natural gas and other                                                     12/31/03
                              petroleum products

---------------------------------------------------------- -----------------------------------------------------------
    Western Gas Resources     Supports purchases of               14,000              14,000           5/28/03 -
                              natural gas and other                                                     12/31/03
                              petroleum products

---------------------------------------------------------- -----------------------------------------------------------
     Spagnoli Road Energy     Guarantee required by                9,000              9,000         5/1/03 - 5/31/05
            Center            NYS Dept. of Public
                              Service as part of pre-
                              construction filings

---------------------------------------------------------- -----------------------------------------------------------
     Various Subsidiaries     Guarantee for Surety               250,000            250,000            6/1/03 -
                              Bonds - Supports entities'                                              Revolving
                              requirement for various
                              bonds, undertakings and
                              instruments of guarantee
                              in connection with
                              construction activities

---------------------------------------------------------- -----------------------------------------------------------


     (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

          Answer:

          April 1, 2003 KeySpan Corporation issued two Senior Notes as follows:
          - $150 million Senior Notes, 4.65% due 4/1/13; and
          - $150 million Senior Notes, 5.875% due 4/1/33

     (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

     (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer:

          On 4/30/03, KeySpan Corporation entered into two Interest Rate Swap agreements, effective on 5/2/03 with JPMorgan and BankOne as counterparties. The principal amount of the underlying bond that was hedged was $250 million and the notional amount of each swap was $150 million with JPMorgan, and $100 million with BankOne, for a total of $250 million. It should be noted that the full principal of this particular bond is $700 million ($700M, 7.25% due 11/15/05), and KeySpan had designated approximately 35% of this bond to be hedged. On both swaps KeySpan receives the fixed rate of the underlying bond, and pays a floating rate (6mo Libor reset semi-annually, plus a spread that was predetermined on the trade date).

     (h) The market-to-book ratio of KeySpan's common stock.

          Answer: 1.56*

* Closing price as of June 30, 2003 ($35.45) / Book value ($22.67)

     (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

          Answer: None.

     (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer:

Name of Entity                                 Date of Filing                   File Number
--------------                                 --------------                   -----------
KeySpan Energy Facilities Limited              June 9, 2003                     040-00539
KeySpan Energy Canada Partnership              June 9, 2003                     040-00539

     (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:

                                                                                                         Average
                                        Issuance                Outstanding           Average            Maturity
                                                                     at
--------------------------------------------------------------------------------- --------------- ----------------------
                                         ($000)                   Month End            Yield             (# days)
                                         ------                   ---------            -----             --------
                                                                   ($000)
--------------------------------------------------------------------------------- --------------- ----------------------
April                                    62,500                   417,482              1.36%               71.1
--------------------------------------------------------------------------------- --------------- ----------------------
May                                      200,000                  432,090              1.35%               67.1
--------------------------------------------------------------------------------- --------------- ----------------------
June                                     288,600                  431,000              1.28%               81.3
--------------------------------------------------------------------------------- --------------- ----------------------

     (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: None.

     (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None.

     (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

     Answer: See Appendix A hereto.

     (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (p) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority. In addition, a computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto.

     (q) With respect to NEGM, (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix D hereto (income statement and balance sheet of NEGM filed confidentially).

                                                                     APPENDIX A

Capital Structure at 6/30/03
----------------------------

                                                         Consolidated                          Essex Gas Company
                                                                    Percent of                                Percent of
                                         Thousands of Dollars         Total           Thousands of Dollars      Total
                                ---------------------------------------------      -----------------------------------
Common Stock                               3,481,361                  38.59%                   60,383          31.95%
Retained Earnings                            616,740                   6.84%                   10,568           5.59%
Other Comprehensive Income                   (91,848)                 (1.02)%                    (183)         (0.10)%
Treasury Stock                              (417,733)                 (4.63)%                       -           0.00%
                                ---------------------------------------------      -----------------------------------
     Total Common Equity                   3,588,520                  39.78%                   70,768          37.44%
Preferred Stock                               83,697                   0.93%                        -           0.00%
Commercial Paper                             431,000                   4.78%
Long-term Debt                             4,917,025                  54.51%                   18,224           9.64%
Intercompany Long term Debt                        -                   0.00%                  100,000          52.91%
                                ---------------------------------------------      -----------------------------------
Total Capitalization                       9,020,242                 100.00%                  188,992         100.00%
                                =============================================      ===================================

Debt to Capitalization                        60.22%                                           62.56%

                                                    KeySpan Generation LLC                EnergyNorth Natural Gas, Inc.
                                                                      Percent of                                Percent of
                                         Thousands of Dollars           Total            Thousands of Dollars      Total
                                ------------------------------------------------      -----------------------------------
Common Stock                                    192,064                  34.94%                  223,653          92.48%
Retained Earnings                                39,659                   7.21%                  (65,531)        (27.10)%
Other Comprehensive Income                            -                       -                     (934)         (0.39)%
Treasury Stock                                        -                   0.00%                        -           0.00%
                                ------------------------------------------------      -----------------------------------
     Total Common Equity                        231,723                  42.15%                  157,188          65.00%
Preferred Stock                                       -                   0.00%                        -           0.00%
Long-term Debt                                   63,986                  11.64%                   40,625          16.80%
Intercompany Long term Debt                     253,986                  46.20%                   44,014          18.20%
                                ------------------------------------------------      -----------------------------------
Total Capitalization                            549,695                 100.00%                  241,827         100.00%
                                ================================================      ===================================

Debt to Capitalization                           57.85%                                           35.00%


                                                    Colonial Gas Company                         Boston Gas Company
                                                                     Percent of                                    Percent of
                                               Thousands of Dollars     Total             Thousands of Dollars       Total
                                              --------------------------------           ------------------------------------
Common Stock                                             269,429       41.12%                       611,993           36.37%
Retained Earnings                                         13,394        2.04%                        (3,498)          (0.21)%
Other Comprehensive Income                                (2,055)      (0.31)%                       (9,823)          (0.58)%
Treasury Stock                                                 -        0.00%                             -            0.00%
                                              --------------------------------           ------------------------------------
     Total Common Equity                                 280,768       42.85%                       598,672           35.58%
Preferred Stock                                                -        0.00%                        13,852            0.82%
Commercial Paper
Long-term Debt                                           105,216       16.06%                       223,403           13.28%
Intercompany Long term Debt                              269,310       41.10%                       846,772           50.32%
                                              --------------------------------           ------------------------------------
Total Capitalization                                     655,294      100.00%                     1,682,699          100.00%
                                              ================================           ====================================

Debt to Capitalization                                    57.15%                                     64.42%



                                              The Brooklyn Union Gas Company               KeySpan Gas East Corporation
                                                                    Percent of                                   Percent of
                                              Thousands of Dollars     Total             Thousands of Dollars      Total
                                             --------------------------------           -----------------------------------
Common Stock                                            468,737       30.05%                    532,862             35.87%
Retained Earnings                                       458,217       29.37%                    196,101             13.20%
Other Comprehensive Income                              (12,543)      (0.80)%                   (32,318)            (2.18)%
Treasury Stock                                                -        0.00%                          -              0.00%
                                             --------------------------------           -----------------------------------
     Total Common Equity                                914,411       58.61%                    696,645             46.89%
Preferred Stock                                               -        0.00%                          -              0.00%
Long-term Debt                                          645,701       41.39%                    525,000             35.34%
Intercompany Long term Debt                                   -        0.00%                    264,023             17.77%
                                             --------------------------------           -----------------------------------
Total Capitalization                                  1,560,112      100.00%                  1,485,668            100.00%
                                             ================================           ===================================

Debt to Capitalization                                   41.39%                                  53.11%



Note - The formula for the calculation of the debt to capitalization ratio for PUHCA Filing purposes is as follows:

               Debt (includes Long term, current maturities & commercial paper) + Preferred Stock Total Capitalization (Common + Preferred + Debt as defined above)

                                                                     APPENDIX B

Retained Earnings Analysis - for the period December 31, 2002 through June 30, 2003
-----------------------------------------------------------------------------------
                                                                   The Brooklyn           KeySpan Gas           KeySpan Energy
                                       Consolidated             Union Gas Company      East Corporation           Corporation

                                       Thousands of                Thousands of          Thousands of            Thousands of
                                          Dollars                    Dollars                Dollars                 Dollars
                                ---------------------------    --------------------   -------------------    ---------------------
Retained Earnings at 12/31/02                      522,835                 467,625               146,545                  827,194
Earnings                                           237,327                  90,592                49,556                  111,358
Equity Earnings adjustment                               -                       -                     -                        -
Common Dividends                                  (140,500)               (100,000)                    -                 (170,000)
Preferred Dividends                                 (2,922)                      -                     -                        -
Other                                                    -                                             -                       (1)
                                ---------------------------    --------------------   -------------------    ---------------------
Retained Earnings at 6/30/03                       616,740                 458,217               196,101                  768,551
                                ===========================    ====================   ===================    =====================



                                EnergyNorth Natural Gas, Inc.  Boston Gas Company     Essex Gas Company      Colonial Gas Company

                                       Thousands of                Thousands of          Thousands of            Thousands of
                                          Dollars                    Dollars                Dollars                 Dollars
                                ---------------------------    --------------------   -------------------    ---------------------
Retained Earnings at 12/31/02                      (71,679)                (22,817)                6,112                      (94)
Earnings                                             6,148                  19,771                 4,456                   13,488
Equity Earnings adjustment                               -                       -                     -                        -
Common Dividends                                         -                       -                     -                        -
Preferred Dividends                                      -                    (452)                    -                        -
Other                                                                            -                     -                        -
                                ---------------------------    --------------------   -------------------    ---------------------
Retained Earnings at 6/30/03                       (65,531)                 (3,498)               10,568                   13,394
                                ===========================    ====================   ===================    =====================

                                        KeySpan
                                     Generation LLC

                                      Thousands of
                                        Dollars
                                ------------------------
Retained Earnings at 12/31/02                    32,759
Earnings                                          6,899
Equity Earnings adjustment                            -
Common Dividends                                      -
Preferred Dividends                                   -
Other                                                 1
                                ------------------------
Retained Earnings at 6/30/03                     39,659
                                ========================


                                KeySpan New England, LLC

                                      Thousands of
                                        Dollars
                                ------------------------
Retained Earnings at 12/31/02                   191,044
Earnings                                         42,569
Equity Earnings adjustment                            -
Common Dividends                                      -
Preferred Dividends                                   -
Other                                                 -
                                ------------------------
Retained Earnings at 6/30/03                    233,613
                                ========================

Note: On January 1, 2002, KeySpan adopted SFAS 142 "Goodwill and Other Intangible Assets." Under SFAS 142, among other things, goodwill is no longer required to be amortized and is to be tested for impairment at least annually.

                                                                     APPENDIX C



Investments in EWGs and FUCOs at 6/30/03
(000)

                                                                     $ Thousands
                                                                   ---------------
Investment
      KeySpan-Ravenswood, LLC                                             776,632
      Finsa Energeticos, S. de R.L. de C.V.                                     -
      Phoenix Natural Gas Limited                                          58,973
      KeySpan-Glenwood Energy Center, LLC                                  94,302
      KeySpan-Port Jefferson Energy Center, LLC                           104,168
                                                                   ---------------
      Total Current Investments                                         1,034,075   A

Authorized Investment                                                   2,200,000   B

Total Capitalization                                                    8,577,826   D
Net Utility Plant                                                       5,572,902   E
Consolidated Assets                                                    12,900,143   F
Common Equity Market Value                                              5,576,402   G

Percentages
      Current Investments to Authorization                                 47.00%  A/B
      Current Investments to Total Capitalization                          12.06%  A/D
      Current Investments to Net Utility Plant                             18.56%  A/E
      Current Investments to Consolidated Assets                            8.02%  A/F
      Current Investments to Common Equity Market Value                    18.54%  A/G

      Remaining Authorized Investment - Thousands of Dollars            1,165,925

                                                                     APPENDIX D



Type of gas contract services rendered and to whom:

     During the second quarter of 2003, Northeast Gas Markets LLC ("NEGM") performed gas contract services, as described in (a) the management service agreement ("MSA") between NEGM and Alberta Northeast Gas, Ltd. ("ANE"); and (b) the M&A Agreement (relating to the Encana Gas Contracts) among NEGM, the KeySpan Utilities and the Unaffiliated Utilities (the Unaffiliated Utilities are Bay State Gas Company, The Berkshire Gas Company, and Northern Utilities, Inc., gas utility subsidiaries of NiSource and Energy East), all as defined and described in Rel No. 35-27638; 70-10097 and 70-9699 (January 14, 2003), as supplemented by
Rel. No. 35-27667; 70-10097 (April 16, 2003). NEGM provided these services to ANE and to each of the KeySpan Utilities and the Unaffiliated Utilities listed on Attachment A.

The price for such gas contract services and how that price was determined:

     ANE Gas Contracts: The price for gas contract services rendered to ANE was $417,151.20, which was determined by multiplying the monthly management fee of $0.3893 and the ANE contract volume of 357,150 mcf/day. The monthly management fee is equal to the product of the contracted per mcf charge of $0.0128 times 365/12.

     Encana Gas Contracts: The price for gas contract services rendered to each of the KeySpan Utilities and the Unaffiliated Utilities is set forth on Attachment A and was, in the aggregate, $73,008.50. In each case, the price was determined for each month in the quarter by multiplying (a) the contracted per dth charge of $0.0128; (b) the number of days in the month; and (c) the applicable contract volume.

                         ATTACHMENT A

M&A Agreement

KeySpan Utilities
-----------------                                                                                                     Total
                                                               Contract Volume             Management Fee           Mgmt Fee for
Company Name                                                     Per Dth/day        (.0128 x # Days in Quarter)    2nd Quarter '03
------------------------------------------------------------------------------------------------------------------------------------
The Brooklyn Union Gas Company                                        30,571                   .0128 x 91         $ 35,609.10
KeySpan Gas East                                                       2,551                   .0128 x 91         $  2,971.40
Boston Gas Co. d/b/a Keyspan Energy Delivery NE                       10,758                   .0128 x 91         $ 12,530.92
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE               3,199                   .0128 x 91         $  3,726.20
Essex Gas Co. d/b/a KeySpan Energy Delivery NE                         1,661                   .0128 x 91         $  1,934.73

Unaffiliated Utilities
----------------------

Company Name
--------------------------------------------------------------
Berkshire Gas                                                          1,083                   .0128 x 91         $  1,261.48
Bay State Gas                                                         10,471                   .0128 x 91         $ 12,196.62
Northern Utilities                                                     2,385                   .0128 x 91         $  2,778.05



                                       Total Per M&A Agreement        62,679                   .0128 x 91         $ 73,008.50
                                                              ======================================================================

                             ATTACHMENT A
                              (Continued)


KeySpan Gas Utilities  - 2nd Quarter 2003


NEGM MSA for Alberta Northeast Gas, Ltd
------------------------------------------------------------------------
                                                                                              Monthly                    Total
                                                                      Contract             Management Fee             Mgmt Fee for
Company Name                                                        Volume (MCF)          (.0128 x 365/12)           2nd Quarter '03
------------------------------------------------------------------------------------------------------------------------------------
The Brooklyn Union Gas Company                                              80,000                    0.3893          $ 93,440.00
KeySpan Gas East Corporation                                                65,000                    0.3893          $ 75,920.00
Boston Gas Co. d/b/a Keyspan Energy Delivery NE                              8,600                    0.3893          $ 10,044.80
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE                     4,000                    0.3893          $  4,672.00
Colonial Gas Co. d/b/a/ Keyspan Energy Delivery NE                           6,000                    0.3893          $  7,008.00
Essex Gas Co. d/b/a KeySpan Energy Delivery NE                               2,000                    0.3893          $  2,336.00
Yankee Gas Services                                                         19,050                    0.3893          $ 22,250.40
New Jersey Natural                                                          40,000                    0.3893          $ 46,720.00
Southern Conneticut Gas                                                     35,000                    0.3893          $ 40,880.00
Connecticut Natural Gas                                                     25,000                    0.3893          $ 29,200.00
Consolidated Edison                                                         20,000                    0.3893          $ 23,360.00
Central Hudson Gas & Elec                                                   20,000                    0.3893          $ 23,360.00
NY State Elec & Gas                                                         17,000                    0.3893          $ 19,856.00
National Fuel Gas                                                           10,000                    0.3893          $ 11,680.00
Commonwealth Gas                                                             4,500                    0.3893          $  5,256.00
Valley Gas                                                                   1,000                    0.3893          $  1,168.00
                                                                  -----------------                             -----------------

                                                            TOTAL          357,150                                    $417,151.20



NEGM MSA for EnCana
------------------------------------------------------------------
                                                                                                                         Total
                                                                      Contract             Management Fee             Mgmt Fee for
Company Name                                                        Volume (DTH)    (.0128 x # Days in Quarter)      2nd Quarter '03
------------------------------------------------------------------------------------------------------------------------------------
The Brooklyn Union Gas Company                                              30,571                .0128 x 91          $ 35,609.10
KeySpan Gas East                                                             2,551                .0128 x 91          $  2,971.40
Boston Gas Co. d/b/a Keyspan Energy Delivery NE                             10,758                .0128 x 91          $ 12,530.92
EnergyNorth Natural Gas d/b/a Keyspan Energy Delivery NE                     3,199                .0128 x 91          $  3,726.20
Essex Gas Co. d/b/a KeySpan Energy Delivery NE                               1,661                .0128 x 91          $  1,934.73
Berkshire Gas                                                                1,083                .0128 x 91          $  1,261.48
Bay State Gas                                                               10,471                .0128 x 91          $ 12,196.62
Northern Utilities                                                           2,385                .0128 x 91          $  2,778.05
                                                                  -----------------

                                                            TOTAL           62,679                                    $ 73,008.50


                                        TOTAL MANAGEMENT FEE 2nd QTR 03                                               $490,159.70
                                                                                                                   =================